Exhibit 99.1

Enlivex Appoints Dr. Roger J. Pomerantz to its Board of Directors as Vice Chairman

●	Former Worldwide Head of Licensing and Acquisition and Knowledge Management at Merck & Co., where he led the completion of more than150 business development transactions

●	Former Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals

●	Former Venture Partner at Flagship Pioneering, as well as the former President, CEO, and Chairman of the Board of Seres Therapeutics

Nes-Ziona, Israel, May 23, 2022 (GLOBE NEWSWIRE) – Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced the appointment of Roger J. Pomerantz, M.D., FACP, to its Board of Directors as Vice Chairman. Dr. Pomerantz is a pharmaceutical and biotech industry veteran who has led scientific, drug and business development functions throughout his stellar career.

Dr. Pomerantz has held notable positions in both large pharma and small biotech companies. He served as Worldwide Head of Licensing and Acquisition and Knowledge Management at Merck & Co., where he led the completion of more than 150 business development transactions, and as Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals. Following his tenure with large pharma, Dr. Pomerantz joined Flagship Pioneering, which conceives, creates, and develops bioplatform companies. Since its launch in 2000, Flagship has originated more than 100 scientific ventures such as Moderna, collectively resulting in more than $140 billion in aggregate value. On behalf of Flagship, Dr. Pomerantz was appointed President, Chief Executive Officer (CEO), and Chairman of the Board of Seres Therapeutics (Nasdaq: MCRB), a clinical stage biopharma company targeting the human microbiome. While at Seres, he helped close a significant business development transaction with Nestle Health Sciences for a $150 million up-front payment and a total transaction value of approximately $2 billion. Throughout his career, Dr. Pomerantz led the development of 13 drugs that have been approved and launched world-wide in a range of therapeutic areas. He is currently the President, CEO, and Chairman of the Board of Directors of ContraFect Corporation (Nasdaq: CFRX), and serves as a Board member at several other biotech companies including Viracta Therapeutics, Inc. (Nasdaq: VIRX), Indaptus Therapeutics Inc. (Nasdaq: INDP), Collplant Biotechnologies Ltd. (Nasdaq: CLGN), and X-Vax Inc. Dr. Pomerantz received his B.A. in Biochemistry at Johns Hopkins University and his M.D. at the Johns Hopkins School of Medicine. He received post-graduate training at Massachusetts General Hospital, Harvard Medical School, and Massachusetts Institute of Technology. Dr. Pomerantz is board certified in both internal medicine and infectious diseases. Prior to his career in the biotechnology industry, he was a tenured Professor of Medicine, Biochemistry, and Molecular Pharmacology, Chief of Infectious Diseases, and the Founding Director and Chair of the Institute for Human Virology and Biodefense at Thomas Jefferson University and Medical School.

“It is an honor to join Enlivex as Vice Chairman of the Board at this important juncture in the Company’s evolution,” said Dr. Pomerantz. “I have always been interested in the role of macrophages across multiple diseases ever since I was an HIV researcher, and I am fascinated with the preclinical and clinical data demonstrating the broad applicability of Allocetra’s novel mechanism of action. These data highlight the potential of this next generation cell therapy to serve patients with a range of diseases characterized by imbalances in macrophage homeostasis. I look forward to collaborating with my fellow Board members and the Company’s management team as we work to advance Allocetra’s development in sepsis and initiate its clinical program in solid tumors. With talented leadership, strong data, and expected cash runway into Q3 2024, I believe Enlivex is well positioned for sustained success.”

Shai Novik, Executive Chairman of the Board of Enlivex, stated, “Dr. Pomerantz’s business development acumen and track record of creating shareholder value by successfully developing drugs make him an ideal fit for Enlivex’s Board. We look forward to benefiting from his expert insights as we execute on our clinical and corporate strategy. It is my pleasure to welcome him to the Company as the Vice Chairman.”

ABOUT ALLOCETRA™

Allocetra™  is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit https://enlivex.com/.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com